                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549





                                   FORM 11-K




 (Mark One)
       X       Annual Report Pursuant to Section 15(d) of the Securities

Exchange Act of 1934

          For the fiscal year ended August 31, 1996 or

          Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from           to






                       Commission file number:  33-33305




                          DEKALB Genetics Corporation
                          Savings and Investment Plan
                            (Full title of the plan)


                          DEKALB GENETICS CORPORATION
                               3100 Sycamore Road
                            DeKalb, Illinois  60115
          (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   DEKALB Genetics Corporation

                                                  (Registrant)

                                   By:  Bruce P. Bickner

                                        Bruce P. Bickner
                                        Chairman and Chief
                                        Executive Officer
Date:  February 28, 1997

                DEKALB GENETICS CORPORATION
                SAVINGS AND INVESTMENT PLAN
      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
               AS OF AUGUST 31, 1997 AND 1996
               TOGETHER WITH AUDITORS' REPORT










                     EMPLOYER IDENTIFICATION NUMBER 36-3586793
                                  PLAN NUMBER 002

                          DEKALB GENETICS CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                            AUGUST 31, 1997 AND 1996
                                     INDEX
REPORT OF INDEPENDENT ACCOUNTANTS

FINANCIAL STATEMENTS:
 Statement of Net Assets Available for Benefits,
   With Fund Information, as of August 31, 1997
 Statement of Net Assets Available for Benefits,
   With Fund Information, as of August 31, 1996
 Statement of Changes in Net Assets Available for
   Benefits, With Fund Information, for the Year
   Ended August 31, 1997
 Statement of Changes in Net Assets Available for
   Benefits, With Fund Information, for the Year
   Ended August 31, 1996

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES:
 Item 27a--Schedule of Assets Held for Investment
   Purposes as of August 31, 1997
 Item 27d--Schedule of Reportable Transactions for the Year Ended August 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Administrative Committee of the
DEKALB Genetics Corporation Savings and Investment Plan:
We have audited the accompanying financial statements and schedules of the DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN (the `Plan'') as of August 31, 1997 and 1996, and for the years then ended, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets of the Plan as of August 31, 1997 and 1996, and changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for

                              --       2
purposes of additional analysis rather than to present net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 10, 1998

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF AUGUST 31, 1997
Table 1 of 2                               FUND INFORMATION

                                                 MONEY          FIXED
                                 EQUITY         MARKET         INCOME
                                  FUND           FUND           FUND

ASSETS:
 Investments, at fair
   market value or
   contract value-
     DEKALB Genetics
       Corporation common
       stock                  $          0   $          0   $          0
     Common stocks              56,160,636              0              0
     Mutual funds               29,231,852              0     13,796,505
     Short-term fixed            5,739,040      9,322,630        908,961
       income fund
     U.S. Treasury bonds                 0              0      2,903,592
       and notes
     Participation
       accumulation fund                 0              0              0
   Participant loans                     0              0              0

           Total                91,131,528      9,322,630     17,609,058
             investments

                              --                                 3
 Receivables-
   Company contribution            954,928        148,399        183,424
   Accrued interest and            111,439         23,318         26,947
     dividends
   Fund transfers pending          246,241       (114,187)        (2,919)

           Total                 1,312,608         57,530        207,452
             receivables
           Total assets         92,444,136      9,380,160     17,816,510

LIABILITIES:
 Due to brokers                   (828,815)             0              0
 Other liabilities                (113,700)       (19,977)       (25,118)

           Total                  (942,515)       (19,977)       (25,118)
             liabilities
NET ASSETS AVAILABLE FOR
 BENEFITS                      $91,501,621     $9,360,183    $17,791,392





Table 2 of 2                                                           FUND INFORMATION

                                       CAPITAL           COMPANY            PFIZER
                                     PRESERVATION         STOCK             STOCK          PARTICIPANT
                                         FUND              FUND              FUND           LOAN FUND           TOTAL

ASSETS:
 Investments, at fair market
   value or contract value-
     DEKALB Genetics
       Corporation common stock
                                  $           0      $13,100,316      $          0      $          0      $  13,100,316
     Common stocks                            0                0           188,933                 0        56,349,569
     Mutual funds                     5,316,998                0                 0                 0        48,345,355
     Short-term fixed income          1,059,949           98,668            44,157                 0        17,173,405
       fund
     U.S. Treasury bonds and                  0                0                 0                 0         2,903,592
       notes
     Participation accumulation
       fund                          12,360,445                0                 0                 0        12,360,445
   Participant loans                          0                0                 0         1,012,920         1,012,920

     Total investments               18,737,392       13,198,984           233,090         1,012,920       151,245,602

 Receivables-
   Company contribution                 119,227        1,347,572                 0                 0         2,753,550
   Accrued interest and                   2,621              388               689                30           165,432
     dividends

                              --                                 3
   Fund transfers pending              (124,493)          (4,642)                0                 0                 0

     Total receivables                   (2,645)       1,343,318               689                30         2,918,982

     Total assets                    18,734,747       14,542,302           233,779         1,012,950       154,164,584

LIABILITIES:
 Due to brokers                               0                0                 0                 0          (828,815)
 Other liabilities                      (17,542)         (72,004)                0           (16,000)         (264,341)

     Total liabilities                  (17,542)         (72,004)                0           (16,000)       (1,093,156)

NET ASSETS AVAILABLE FOR
 BENEFITS                           $18,717,205      $14,470,298          $233,779       $   996,950      $153,071,428


The accompanying notes are an integral part of this statement.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF AUGUST 31, 1996
Table 1 of 2                              FUND INFORMATION
                                                MONEY          FIXED
                                EQUITY         MARKET         INCOME
                                 FUND           FUND           FUND

ASSETS:
 Investments, at fair
   market value or
   contract value-
     DEKALB Genetics
       Corporation common
       stock                 $          0   $          0   $          0
     Common stocks             63,030,501              0              0
     Corporate Bond and
       Bond funds                       0              0      5,820,567
     Investment in common
       trust funds              3,615,114     10,041,997        437,247
     U.S. Treasury bonds
       and notes                        0              0     11,670,924
     Participation
       Accumulation Fund                0              0              0
     Participant loans                  0              0              0

           Total               66,645,615     10,041,997     17,928,738
             investments

                              --                                 3
 Receivables-
   Company contribution         1,239,145        163,645        276,361
   Accrued interest and           102,489         23,744         45,721
     dividends
   Fund transfers pending         173,993        443,376       (821,983)

           Total                1,515,627        630,765       (499,901)
             receivables
           Total assets        68,161,242     10,672,762     17,428,837
LIABILITIES:
 Other liabilities                 65,564         12,419         18,100

NET ASSETS AVAILABLE FOR
 BENEFITS                     $68,095,678    $10,660,343    $17,410,737





Table 2 of 2
                                       CAPITAL        COMPANY       PFIZER
                                    PRESERVATION       STOCK         STOCK     PARTICIPANT
                                        FUND           FUND          FUND       LOAN FUND       TOTAL

ASSETS:
 Investments, at fair market
   value or contract value-
     DEKALB Genetics Corporation
     common stock                  $           0     $4,503,972   $        0   $          0  $  4,503,972
     Common stocks                             0              0      120,984              0    63,151,485
     Corporate Bond and Bond
       funds                           4,560,286              0            0              0    10,380,853
     Investment in common trust
       funds                             257,302         39,804       10,379              0    14,401,843
     U.S. Treasury bonds and
       notes                                   0              0            0              0    11,670,924
     Participation Accumulation
       Fund                           13,979,818              0            0              0    13,979,818
     Participant loans                         0              0            0        869,412       869,412

           Total investments          18,797,406      4,543,776      131,363        869,412   118,958,307

 Receivables-
   Company contribution                  190,918        363,530            0              0     2,233,599
   Accrued interest and dividends            289          9,581          536             19       182,379
   Fund transfers pending                203,122          1,492            0              0             0

                              --                                 3
           Total receivables             394,329        374,603          536             19     2,415,978

           Total assets               19,191,735      4,918,379      131,899        869,431   121,374,285
LIABILITIES:
 Other liabilities                        13,523         22,444            0         16,000       148,050

NET ASSETS AVAILABLE FOR BENEFITS
                                     $19,178,212     $4,895,935     $131,899       $853,431  $121,226,235


E>



The accompanying notes are an integral part of this statement.





DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED AUGUST 31, 1997
Table 1 of 2                                     FUND INFORMATION
                                                       MONEY        FIXED
                                         EQUITY       MARKET       INCOME
                                          FUND         FUND         FUND


                                      $68,095,678   $10,660,343 $17,410,737

BALANCE AT AUGUST 31, 1996

 Contributions-
   Company                             1,908,644      322,528       361,185
   Participant                         2,877,422      335,021       506,847
 Interest income                         242,769      562,457       346,861
 Dividend income                       1,678,304            0       592,211
 Net appreciation in fair value of
   investments                        24,928,089            0       799,677
 Distributions                        (7,241,211)   (2,403,486)  (2,107,374)
 Transfers                              (550,212)     (93,508)      (38,009)
 Participant loan distributions                0            0             0
 Participant loan repayments                   0            0             0
 Fees and expenses                      (437,862)     (23,172)      (80,743)

           Net additions
             (deductions)             23,405,943    (1,300,160)     380,655

                              --                                 2

BALANCE AT AUGUST 31, 1997            $91,501,621   $ 9,360,183 $17,791,392





Table 2 of 2                                                          FUND INFORMATION

                                                  CAPITAL         COMPANY       PFIZER
                                                PRESERVATION       STOCK        STOCK      PARTICIPANT
                                                    FUND           FUND          FUND       LOAN FUND         TOTAL


BALANCE AT AUGUST 31, 1996                    $19,178,212      $4,895,935     $131,899    $   853,431    $121,226,235

 Contributions-
   Company                                        230,923       1,787,298           0              0      4,610,578
   Participant                                    368,782         707,646           0              0      4,795,718
 Interest income                                  842,463          (6,928)      1,168         37,600      2,026,390
 Dividend income                                  297,903          42,586       2,181              0      2,613,185
 Net appreciation in fair value of
   investments                                     (1,192)      7,358,642      98,531              0     33,183,747
 Distributions                                 (2,639,418)       (232,678)          0       (343,004)    (14,967,171)
 Transfers                                        445,213         (80,206)          0        316,722              0
 Participant loan distributions                         0               0           0        406,400        406,400
 Participant loan repayments                            0               0           0       (274,199)      (274,199)
 Fees and expenses                                 (5,681)         (1,997)          0              0       (549,455)

           Net additions (deductions)
                                                 (461,007)      9,574,363     101,880        143,519     31,845,193

BALANCE AT AUGUST 31, 1997                    $18,717,205      $14,470,298    $233,779     $ 996,950     $153,071,428





The accompanying notes are an integral part of this statement.


DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED AUGUST 31, 1996
Table 1 of 2                         FUND INFORMATION

                                         MONEY         FIXED
                           EQUITY        MARKET        INCOME
                            FUND          FUND          FUND


BALANCE AT AUGUST 31,   $55,860,361   $11,244,439  $16,439,447
 1995

 Contributions-
   Company                1,973,807     303,429        452,303
   Participant            2,140,326     268,943        434,511
 Interest income            191,895           0        423,805
 Dividend income          1,192,639           0              0
 Net appreciation in
   fair value of          8,338,682           0       (426,532)
   investments
 Net investment gain
   on common trust          547,429     612,779        754,965
   funds
 Distributions           (3,748,861)  (1,283,150)   (1,066,614)
 Transfers                1,839,186    (483,488)       441,563
 Participant loan          (154,330)    (29,249)       (33,878)

                              --                                 3
   distributions
 Participant loan           261,974      31,806         59,727
   repayments
 Fees and expenses         (347,430)     (5,166)       (68,560)

     Net additions
      (deductions)       12,235,317    (584,096)       971,290

BALANCE AT AUGUST 31,   $68,095,678   $10,660,343  $17,410,737
 1996

                                   The accompanying notes are an integral part of this statement.



       <
CAPTION>
Table 2 of 2                                                  FUND INFORMATION

                                      CAPITAL         COMPANY       PFIZER
                                   PRESERVATION       STOCK        STOCK        PARTICIPANT
                                       FUND           FUND          FUND         LOAN FUND           TOTAL


BALANCE AT AUGUST 31, 1995       $21,353,808      $2,308,782    $  92,555     $  1,024,028       $108,323,420

 Contributions-
   Company                           304,277       523,877              0                0         3,557,693
   Participant                       354,035       418,101              0                0         3,615,916
 Interest income                     934,348         3,277              0          115,169         1,668,494
 Dividend income                           0        35,008          1,465                0         1,229,112
 Net appreciation in fair
   value of investments                    0      3,104,365        36,830                0        11,053,345
 Net investment gain on
   common trust funds                221,334             0          1,049                0         2,137,556
 Distributions                    (3,492,405)     (289,318)             0          (53,676)       (9,934,024)
 Transfers                          (543,352)     (1,253,909)           0                0                 0
 Participant loan                    (16,584)         (288)             0          234,329                 0
   distributions
 Participant loan repayments          66,094        46,040              0         (465,641)                0
 Fees and expenses                    (3,343)            0              0             (778)         (425,277)

           Net additions
             (deductions)         (2,175,596)     2,587,153        39,344         (170,597)       12,902,815

                              --                                 3
BALANCE AT AUGUST 31, 1996       $19,178,212      $4,895,935     $131,899      $   853,431       $121,226,235


The accompanying notes are an integral part of this statement.

                          DEKALB GENETICS CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            AUGUST 31, 1997 AND 1996
1. PLAN DESCRIPTION
   The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
   GENERAL
   The Plan, which was established effective September 1, 1982, is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (``ERISA'), as amended.
   CONTRIBUTIONS
   All monies received by the Trustee of the Plan are invested at the direction of the participants in accordance with the terms of the Trust Agreement. Participant contributions (from 1% to 15% of covered compensation) are invested in the equity fund, money market fund, fixed income fund, capital preservation fund or Company common stock fund maintained by the Trustee. Company contributions (50% matching of participant contributions from 1% to 6% of covered compensation) are invested in the various funds in proportion to the participants' investment in such funds. The Company may elect to contribute an additional amount at the discretion of the Board of Directors. Effective September 1, 1995, the Plan was amended to provide for a guaranteed Company contribution to the Plan equal to 1% of payroll for all employees eligible to participate in the Plan. Effective September 1, 1996, the Company increased the compensation-based contribution from 1% of pay to 2% of pay.

                              --       3
   VESTING
   A participant is at all times fully vested in his employee contribution account. His employer contribution account vests at the rate of 20% per year.
   FORFEITED ACCOUNTS
   Termination of employment before the completion of five years of service will result in forfeitures from the employer contribution account unless such termination is due to the participant's attainment of age 65 or death or disability. Forfeited nonvested accounts will be used to reduce Company contributions.
   BENEFITS
   Distributions from the Plan are paid in cash as a lump sum provided that distributions from the Company common stock fund may, at the participant's election, be received in either whole shares of DEKALB Genetics Corporation Class A common stock or cash.
   INVESTMENT OPTIONS
   Contributions from participants are credited directly to their account in each fund. Employee contributions are invested in multiples of 10%. Transfers of account balances must be in whole percentages. Rollovers from prior qualified plans are invested at the employee's discretion. Company matching contributions and any discretionary Company matching contributions are invested in the investment funds in the same proportions as the participant employee's pretax contributions. A participant may change his investment direction with respect to his current account and future contributions no more than four times per year (March 1, June 1, September 1 and December 1 of each year) by giving the Plan's administrative committee written notice in the prescribed form. Changes in investment direction of the current account balance will become effective as of the first day in the

                              --       4
   next Plan quarter. Changes in investment direction of future contributions become effective as of the first payroll pay date in the next Plan quarter. There are currently five investment funds available to participants. These five funds are described briefly below:
      EQUITY FUND--The equity fund is a pooled fund invested primarily in common stocks. There are no guarantees with respect to principal or investment return.
      MONEY MARKET FUND--The money market fund is a pooled fund maintained and managed by the Trustee that is invested in short-term debt securities such a commercial paper and certificates of deposit. There are no guarantees with respect to principal or investment return.
      FIXED INCOME FUND--The fixed income fund is a pooled fund invested primarily in corporate and government bonds of intermediate (e.g., five to seven years) term. There are no guarantees with respect to principal or investment return.
      CAPITAL PRESERVATION FUND--The capital preservation fund is underwritten by the Aetna Insurance Company. The underlying investments are medium-term debt securities with an average investment life of four to five years. The investment portfolio includes commercial paper, medium-term bonds and private debt placements. The investments in the fund are valued at contract value. There are no guarantees with respect to payment of income or principal.
      COMPANY COMMON STOCK FUND--The Company common stock fund enables participants to purchase DEKALB Genetics Corporation Class A common stock. The per share purchase price equals the average of the per share closing price of Class B common stock as quoted on the National Association of Securities Dealers Automated Quotation System/National Market System (NASDAQ/NMS) on the last ten trading days prior to the date of purchase. The Board of Directors has authorized up to 100,000 shares

                              --       5
      of Class A common stock as available for purchase by the Plan. There are no guarantees with respect to principal or investment return.
   A sixth fund, the Pfizer stock fund, was created solely for the purpose of holding common stock of Pfizer, Inc. received by the Plan through employee rollover contributions. No additional contributions may be made to this fund.
   A seventh fund, the participant loan fund, was created for the purpose of recording participant loans and related activity. Interest on these loans is accumulated at the prime rate plus 1%, determined at the date the loan is granted.
   LOANS TO PARTICIPANTS
   Participants may apply for a loan from the Plan. The total loan amount is limited to the lesser of $50,000 or one half of the participant's vested account balance. Loan repayments are made by the participant through payroll deductions. The minimum loan amount is $1,000 and only one loan per Plan year to a participant is allowed.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   BASIS OF ACCOUNTING
   The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.
   CONTRIBUTIONS
   Contributions to DEKALB Genetics Corporation Savings and Investment Plan (the ``Plan') from participants are recorded on an accrual basis and are deposited directly in the appropriate fund on a biweekly basis.

                              --       6
   Contributions made by DEKALB Genetics Corporation (the ``Company') are accrued on the basis of participants' contributions and are made quarterly. INVESTMENTS VALUATION
   Investments in securities (U.S. Treasury bonds and notes, corporate bond and bond investment funds, and common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan's year; securities in collective short-term investment funds and money market funds are stated at fair value as determined by the Trustee of such funds. The capital preservation fund is valued at contract value. WITHDRAWALS AND TRANSFERS
   Withdrawals of participant and employer contributions can be made subject to certain specified restrictions and tax consequences. Participants may elect to transfer all or part of their balance of funds to other funds as the Plan allows on a quarterly basis. Transfers between the capital preservation fund and the money market funds are prohibited as are transfers of participant balances to the company stock fund.
   INCOME RECOGNITION
   Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments are recorded as earned on an accrual basis.
   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
   The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.
   ADMINISTRATIVE EXPENSES
   Trustee fees and investment management fees were paid by the Plan in 1997 and 1996. All other administrative fees are paid by the Company.

                              --       7
3. INVESTMENTS
   Individual investments (at fair value or contract value) representing 5% or more of net assets available for benefits in 1997 and 1996 are summarized as follows:


          DESCRIPTION                1997          1996

Harris Bank Common Stock Fund    $22,932,664    $15,447,645
Citibank Liquid Reserve Fund       9,322,630      9,974,392
Harris Bank Collective
 Marketable Bond Fund             13,796,505     11,670,924
Aetna Fixed Income Contract       12,360,445     13,858,294
DEKALB Genetics Corporation       13,100,316              0
 stock




   The Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in value $33,183,747 and $11,053,345 for the years ended August 31, 1997 and 1996, respectively, summarized as follows:


                                  1997         1996

DEKALB Genetics
 Corporation common stock    $  7,358,642  $
                                             3,104,365
Common stocks                 25,026,620     8,375,512
U.S. Treasury bonds and          799,677      (426,532)
 notes
Participation Accumulation        (1,192)            0
 Fund
                             $33,183,747   $11,053,345



4.TAX STATUS
   The Plan obtained its latest determination letter dated April 28, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
5. PLAN TERMINATION
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
6. RECONCILIATION TO FORM 5500
   As of August 31, 1997 and 1996, the Plan had approximately $6,318,267 and $2,914,312, respectively, of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500, however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.
   The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended August 31, 1997 and 1996:


                                                       NET ASSETS AVAILABLE
                           BENEFITS                     FOR PLAN BENEFITS,
                          PAYABLE TO    BENEFITS            AUGUST 31

                         PARTICIPANTS     PAID          1997          1996

Per financial             $         0  $14,967,171 $153,071,428   $121,226,235
 statements
Accrued benefit
 payments                   6,318,267  6,318,267     (6,318,267)   (2,914,312)
Reversal of 1996
 accrual for benefit                0  (2,914,312)            0             0
 payments
Per Form 5500              $6,318,267  $18,371,126 $146,753,161   $118,311,923





7. SUBSEQUENT EVENT
   On January 1, 1998, the Plan changed trustees from Citibank, N.A. to T. Rowe Price Trust Company.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN


ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF AUGUST 31, 1997
(EMPLOYER IDENTIFICATION NUMBER 36-3586793, PLAN NUMBER 002)


                                                   DESCRIPTION OF INVESTMENT,
                                                    INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL
          LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE                  COST               MARKET


*DEKALB Genetics Corp.                       Common stock, 333,766 shares             $  13,100,316       $  13,100,316

Common Stock-
 AMP Incorporated                            Common stock, 35,000 shares                 1,274,454            1,750,000
 Anheuser Busch                              Common stock, 29,000 shares                 1,276,735            1,236,125
 Boeing Company                              Common stock, 10,000 shares                   188,474              545,000
 Bristol Meyers & Co. Squibb Company
                                             Common stock, 16,000 shares                   814,467            1,216,000
 Burlington Resources, Inc.                  Common stock, 56,000 shares                 2,282,636            2,838,528
 Corning, Incorporated                       Common stock, 15,000 shares                   365,574              793,125
 Dana Corporation                            Common stock, 33,000 shares                 1,028,290            1,520,079
 Dover Corp.                                 Common stock, 40,000 shares                 1,016,494            2,762,520
 Eastman Chemical Company                    Common stock, 15,000 shares                   997,225              897,195
 Eaton Corporation                           Common stock, 13,000 shares                   709,424            1,170,819
 Exel Limited                                Common stock, 28,000 shares                   583,167            1,536,500
 Exxon Corp.                                 Common stock, 32,000 shares                   842,497            1,958,016
 Flour Corporation                           Common stock, 24,600 shares                 1,292,905            1,380,675
 Genuine Parts Co.                           Common stock, 60,000 shares                 1,328,568            1,852,500
 General Signal Corp.                        Common stock, 14,000 shares                   560,696              607,250
 Grainger WW Incorporated                    Common stock, 18,000 shares                 1,104,665            1,598,634
 Hasbro Incorporated                         Common stock, 59,000 shares                 1,413,706            1,585,625
 Hercules Incorporated                       Common stock, 20,000 shares                   813,601            1,033,760
 Int'l Flavor & Frangrances                  Common stock, 16,000 shares                   769,496              818,000
 International Business Machines Corp.

                              -2-
                                                   DESCRIPTION OF INVESTMENT,
                                                    INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL
          LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE                  COST               MARKET

                                             Common stock, 18,000 shares                   990,740            1,824,750
 Marsh & McLennan Co's Inc.                  Common stock, 38,000 shares                 1,406,182            2,593,500
 MBIA Inc.                                   Common stock, 13,000 shares                   782,990            1,472,250
 McGraw-Hill Companies, Inc.                 Common stock, 31,000 shares                 1,283,107            1,900,703
 National Service Industries                 Common stock, 15,000 shares                   583,896              663,750
 Pall Corporation                            Common stock, 43,000 shares                 1,035,635            1,018,584
 Pitney Bowes, Inc.                          Common stock, 20,000 shares                   906,361            1,527,500
 Pfizer, Inc.                                Common stock, 3,408 shares                     55,806              188,933
 Raytheon Company                            Common stock, 35,000 shares                   874,652            1,925,000
Common Stock (continued)-
 Royal Dutch Petroleum Co. N.Y.
                                             Common stock, 48,000 shares              $       980,628     $    2,436,000
 Rubbermaid Incorported                      Common stock, 55,000 shares                 1,290,423            1,375,000
 Schering-Plough Corp.                       Common stock, 25,000 shares                   395,886            1,200,000
 Service Corp. International                 Common stock, 48,900 shares                 1,115,673            1,564,800
 Sherwin Williams Co.                        Common stock, 77,000 shares                 1,468,148            2,112,726
 State Street Boston Corporation             Common stock, 33,000 shares                   548,287            1,645,875
 UST Incorporated                            Common stock, 34,000 shares                   965,579              981,750
 Wachovia Corporation                        Common stock, 15,000 shares                   540,403              933,750
 Whitman Corporation                         Common stock, 69,000 shares                 1,293,479            1,694,847
 Xerox Corporation                           Common stock, 29,000 shares                 1,393,853            2,189,500

                                                    Total Common Stock                  36,574,802           56,349,569

Harris Trust & Savings Bank Mutual Funds-

                              -3-
                                                   DESCRIPTION OF INVESTMENT,
                                                    INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL
          LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE                  COST               MARKET


   *Common Stock Fund                        Common stock, 879,421 shares                9,375,669           22,932,664
   *Small Capital Value Fund                 Common stock, 86,570 shares                 2,449,438            2,929,524
   *Convertible Funds                        Common stock, 57,299 shares                 1,670,962            1,822,684
   *International Fund                       Common stock, 98,283 shares                 1,602,779            1,546,980
   *Enhanced Liquidity Fund                  Common Trust Fund, 261,648 shares
                                                                                         5,425,592            5,316,998
   *Marketable Bond Fund                     Common Trust Fund, 615,743 shares
                                                                                        12,844,707           13,796,505
   *Short-term Investment Fund
                                             Money Market                               17,173,405           17,173,405

                                                    Total Collective Investment
                                                      Funds                             50,542,552           65,518,760

U.S. Treasury bonds and notes:
 U.S. Treasury note                          $300,000 par, 8.25%, due 5/15/05
                                                                                           278,063              314,532
 U.S. Treasury note                          $200,000 par, 8,875%, due 2/15/99
                                                                                           195,000              208,156
 U.S. Treasury note                          $50,000 par, 8.875%, due 11/15/97
                                                                                            50,500               50,313
 U.S. Treasury note                          $200,000 par, 8.5%, due 2/15/00               227,250              210,968
 U.S. Treasury note                          $400,000 par, 7.5%, due 5/15/02               401,125              420,500
 U.S. Treasury note                          $500,000 par, 5.875%, due 2/15/04

                              -4-
                                                   DESCRIPTION OF INVESTMENT,
                                                    INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL
          LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE                  COST               MARKET

                                                                                           483,516              488,905
 U.S. Treasury bond                          $400,000 par, 7.625%, due 2/15/07
                                                                                           403,812              418,124
 U.S. Treasury bond                          $400,000 par, 9.375%, due 2/15/06
                                                                                      $       406,069     $       477,376
 U.S. Treasury bond                          $300,000 par, 7.75%, due 2/15/01
                                                                                           309,703              314,718

                                                    Total U.S. Treasury bonds and
                                                      notes                              2,755,038            2,903,592

Aetna                                        Participant Accumulation Fund #DC-
                                              13591                                     12,360,445           12,360,445

Plan participants                            Participant loans, with interest rates
                                              from 7% to 12.5%                                   0            1,012,920

                                                                                      $115,333,153         $151,245,602


        *
Party in interest.
The accompanying notes are an integral part of this schedule.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN


ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED AUGUST 31, 1997
(EMPLOYER IDENTIFICATION NUMBER 36-3586793, PLAN NUMBER 002)


                                                                                         CURRENT      NET
   IDENTITY         DESCRIPTION       NUMBER OF     PURCHASE     SELLING       COST       VALUE       GAIN
   OF PARTY          OF ASSETS       TRANSACTIONS    PRICE        PRICE      OF ASSET    OF ASSET   OR LOSS

*Citibank, N.A. Liquid Reserve           554       $33,323,56  $           $33,323,56  $33,323,56     $0
                  Fund                                    6           0           6            6
                                         269              0    30,671,081  30,671,081  30,671,081      0


*Party-in-interest transaction.